SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

VIVO PARTICIPAÇÕES S.A. REPORTS 4Q08 AND YEAR 2008 RESULTS OF ITS SUBSIDIARY
 TELEMIG CELULAR PARTICIPAÇÕES S.A.

Belo Horizonte, February 13, 2009 – Telemig Celular Participações S.A. today reports the consolidated results for the fourth quarter of 2008 (4Q08) and for year 2008. The Company’s operational and financial information, except where stated otherwise, is in millions of Brazilian Reais, as per the norms of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), including CVM Instruction 469/08, applicable to the preparation of Quarterly Earnings Releases. The comparisons refer to the fourth quarter of 2007 (4Q07), except when mentioned otherwise.

In the fourth quarter of 2008, with a portfolio of handsets and plans, Telemig kept the efficiency of its operations and the commitment to upholding the quality of its services and enhancing its coverage.

Price as of  02/12/2009

Per share
ON - TMCP3 - R$ 39.00
PN - TMCP4 -  R$ 43.80
ADR – TMB – US$ 38.90

Free Float- ON Shares       3.0%
Free Float- PN  Shares      63.0%
Free Float- Total              41.1%
Controlling Group             58.9%
Total ON Shares     13,466,059
Total PN Shares      23,411,302

Market Cap R$ 1,240 million as of 12/31/2008

HIGHLIGHTS

  In December, the customer base of Telemig reached 4,627 thousand customers, recording an increase of 18.6% in the year, with a market share of 28.7%;

  In 4Q08, the company recorded 108 thousand new customers, with a market share of 23.0% of net additions. In the year-to-date we recorded 726 thousand new customers;

  Net service revenue of R$ 387.0 million, an increase of 17.1% over 4Q07 and 6.6% over 3Q08.

  Sustained growth of data and VAS revenue, which increased 15.4% against the 4Q07, and represented 8.5% of the net service revenue in 4Q08. In the year-to-date 2008 it represented 8.8%;

  EBITDA margin of 27.4%, 4.8 percentile points over 4Q07. EBITDA reached R$ 119.3 million, a growth of 42.0% in relation to 4Q07.

  In the year-to-date 2008 the EBITDA recorded R$ 651.2 million, an increase of 49.9% in relation to the previous year-to-date. The EBITDA margin of 41.7% is 9.8 percentile points higher in the comparison between the periods.

  Net Profit of R$41.8 million, an increase of 123.5% in relation to 4Q07. In the year-to-date 2008, with an increase of 73.9%, this amount comes to R$ 259.3 million;

  A dividend proposal of R$ 6.6693 per common and preferred share, will be submitted to the General Shareholders Meeting.

Basis for presentation of results

Total amounts may differ due to the rounding up of numbers. Information for 3Q08, 4Q07, year-to-date 2008 and year-to-date 2007 has been reclassified, when applicable.

HIGHLIGHTS
						Accum
R$ million	4 Q 08	3 Q 08	Δ%	4 Q 07	Δ%	2008	2007	Δ%

Net operating revenue	435.9	406.6	7.2%	372.1	17.1%	1,561.0	1,361.0	14.7%
Net service revenues	387.0	363.0	6.6%	330.5	17.1%	1,410.3	1,260.4	11.9%
Net handset revenues	48.9	43.6	12.2%	41.6	17.5%	150.7	100.6	49.8%
Total operating costs	(316.6)	(298.3)	6.1%	(288.1)	9.9%	(909.8)	(926.6)	-1.8%
EBITDA	119.3	108.3	10.2%	84.0	42.0%	651.2	434.4	49.9%
EBITDA Margin (%)	27.4%	26.6%	0.8 p.p.	22.6%	4.8 p.p.	41.7%	31.9%	9.8 p.p.
Depreciation and amortization	(67.3)	(66.6)	1.1%	(62.5)	7.7%	(254.2)	(211.5)	20.2%
EBIT	52.0	41.7	24.7%	21.5	141.9%	397.0	222.9	78.1%
Net income	41.8	33.0	26.7%	18.7	123.5%	259.3	149.1	73.9%

Capex	158.1	64.3	145.9%	218.6	-27.7%	343.6	293.3	17.1%
Capex over net revenues	36.3%	15.8%	20.5 p.p.	58.7%	-22.6 p.p.	22.0%	21.6%	0.5 p.p.
Operating cash flow	(38.8)	44.0	n.a.	(134.6)	-71.2%	307.6	141.1	118.0%
Change in working capital	(126.0)	(28.2)	n.a.	241.5	n.a.	(305.6)	136.2	n.d.

Customers (thousand)	4,627	4,519	2.4%	3,901	18.6%	4,627	3,901	18.6%
Net additions (thousand)	108	257	-58.0%	285	-62.1%	726	465	56.1%

                                  Operating Cash Flow

Positive operating cash flow of R$ 307.6 million in the year-to-date.

Operating Cash Flow (EBITDA-CAPEX) was negative by R$ 38.8 million due to the investments made in the period, reverting the positive result recorded in 3Q08 and a reduction in relation to the R$ 134.6 million recorded in 4Q07. In the year-to-date 2008, this result recorded R$ 307.6 million, with a positive variation of 118.0% in relation to the year-to-date 2007. The Operating Cash Flow plus the change in working capital registered a positive result of R$2.0 million in the year-to-date 2008.

                                     Capital Expenditures (CAPEX)

Investments focused on increasing GSM capacity and enhancing 3G scope.

In 2008, total investments were 17.1% higher than in the past year and this evidences the interest and strategic importance of this operation. The investments portfolio totaled R$ 343.6 million, representing 22.0% of the net revenue, directed to increasing the GSM capacity and enhancing the 3G coverage scope. In addition, investments were increased for signal quality improvement and conclusion of the “Minas Comunica” Project.

CAPEX - TELEMIG
R$ million				Accum
	4 Q 08	3 Q 08	4 Q 07	2008	2007

Network	123.1	41.5	185.8	192.7	223.4
Technology / Information System	14.7	9.8	20.4	38.6	41.2
Licenses	0.0	0.0	0.0	53.5	0.0
Adjust of Licenses to Present Value (Inst CVM 469/08)	0.0	0.0	0.0	(3.5)	0.0
Products and Services, Channels, Administrative and others	20.3	13.0	12.4	62.3	28.7
Total	158.1	64.3	218.6	343.6	293.3

% Net Revenues	36.3%	15.8%	58.7%	22.0%	21.6%

CONSOLIDATED OPERATING PERFORMANCE - TELEMIG
						Accum:
	4 Q 08	3 Q 08	Δ%	4 Q 07	Δ%	2008	2007	Δ%

Total number of customers (thousand)	4,627	4,519	2.4%	3,901	18.6%	4,627	3,901	18.6%
Contract	975	908	7.4%	834	16.9%	975	834	16.9%
Prepaid	3,652	3,611	1.1%	3,067	19.1%	3,652	3,067	19.1%
Market Share (*)	28.7%	28.9%	-0.2 p.p.	29.1%	-0.4 p.p.	28.7%	29.1%	-0.4 p.p.
Net additions (thousand)	108	257	-58.0%	285	-62.1%	726	285	154.7%
Market Share of net additions (*)	23.0%	27.9%	-4.9 p.p.	28.9%	-5.9 p.p.	26.6%	18.5%	8.1 p.p.
Market penetration	80.8%	78.2%	2.6 p.p.	67.5%	13.3 p.p.	80.8%	67.5%	13.3 p.p.
SAC (R$)	60	45	33.3%	64	-6.3%	56	71	-21.1%
Monthly Churn	4.2%	3.3%	0.9 p.p.	3.4%	0.8 p.p.	3.8%	3.0%	0.8 p.p.
ARPU (in R$/month)	28.4	27.4	3.6%	29.6	-4.1%	27.3	29.4	-7.1%
ARPU Inbound	13.0	13.1	-0.8%	14.0	-7.1%	13.1	14.0	-6.4%
ARPU Outgoing	15.5	14.3	8.4%	15.6	-0.6%	14.2	15.2	-6.6%
Total MOU (minutes)	96	94	2.1%	80	20.0%	98	70	40.0%
MOU Inbound	29	29	0.0%	34	-14.7%	30	34	-11.8%
MOU Outgoing	67	65	3.1%	45	48.9%	68	37	83.8%

Employees	2,560	2,598	-1.5%	2,893	-11.5%	2,560	2,893	-11.5%

(*) source: Anatel

                 OPERATING HIGHLIGHTS

Valuing of the customer base, especially in higher value segments
  With a market share of 28.7%, the customer base in the end of 4T08 reached 4,627 thousand customers, being more than 4.1 thousand in the GSM/EDGE technology. The growth in the customer base recorded 18.6% and 2.4% in relation to 4Q07 and 3Q08, respectively. Offers implemented in the quarter and along the year, the signal and coverage quality, in addition to a larger portfolio of plans and handsets, contributed to such growth.

  Net additions in the 4Q08 totaled 108 thousand new customers, with a market share of new additions of 23.0% in its area of coverage. In the year-to-date 2008 this total comes to 726 thousand new customers, an increase of 154.7% in relation to the same period of the previous year.

Reduction of SAC due to lower subsidies.
  SAC of R$ 60.0 in the 4Q08, down by 6.3% in relation to 4Q07, as a result of the reduction in expenses with subsidies and publicity. In the comparison to 3Q08, it recorded an increase of 33.3%, as a result of the increase in the expenses with subsidies and commissions because of Christmas Campaign.

Adjustment of criteria impacted the monthly churn.
  Monthly churn rate of 4.2% in the quarter, higher than the 3.4% registered in the same period of last year, as a consequence of the increased commercial activity of the competitors. The churn was also impacted in 2008 due to the need of adjusting the criteria for recording withdrawals in pre-paid plans of Telemig Celular to the criteria adopted by Vivo (more restrictive).

ARPU of R$ 28.4, higher than in the previous quarter
  ARPU was R$ 28.4 in the quarter, 4.1% down from the 4Q07, as a result of the reduction of 7.1% in the incoming ARPU. When compared to the 3Q08, ARPU increased by 3.6% due to an increase in the outgoing ARPU, constantly reducing the dependence on revenue obtained from interconnection traffic.

MOU growth of 20.0% compared to 4Q07.
  Consolidated MOU increased by 20.0% when compared to the 4Q07, especially the outgoing MOU, stimulated by the usage incentive campaigns.  When compared to 3Q08, it shows an increase of 2.1%. The campaigns in the period stimulated the outgoing traffic, reducing the dependence on interconnection revenue.

NET OPERATING REVENUES - TELEMIG
	According to Corporate Law
						Accum
R$ million	4 Q 08	3 Q 08	D%	4 Q 07	Δ%	2008	2007	Δ%
Access and Usage	173.8	152.6	13.9%	145.8	19.2%	612.9	558.3	9.8%
Network usage	172.0	170.1	1.1%	153.7	11.9%	650.0	593.9	9.4%
Data revenue plus VAS	33.0	32.3	2.2%	28.6	15.4%	124.0	98.8	25.5%
Other services	8.2	8.0	2.5%	2.4	241.7%	23.4	9.4	148.9%
Net service revenues	387.0	363.0	6.6%	330.5	17.1%	1,410.3	1,260.4	11.9%
Net handset revenues	48.9	43.6	12.2%	41.6	17.5%	150.7	100.6	49.8%
Net Revenues	435.9	406.6	7.2%	372.1	17.1%	1,561.0	1,361.0	14.7%

                              OPERATING REVENUE

Consistent revenue growth.
  Total net revenue increased by 17.1% and 7.2% when compared to 4Q07 and 3Q08, respectively. This increase is a result of higher handset revenues associated to stronger commercial activity, higher revenue from access and usage associated to the customer base growth and of growth of VAS and data services.

  The “revenue from access and usage” recorded an increase of 19.2% in relation to 4Q07, especially due to the growth in the total outgoing revenue, which increased by 22.1% thanks to the quality of the customer base and the growth in the total outgoing traffic due to stimulation of usage. When compared to 3Q08, there was an increase of 13.9% in the revenue from access and usage, a result of the growth in the customer base, in addition to the stimulation for usage with campaigns focusing customer base.

Data and VAS revenue increased by 25.5% in the year-to-date 2008
  Data and VAS revenue increased by 15.4% and 2.2% compared to the 4Q07 and 3Q08, respectively, in the amount of R$ 33.0 million, representing 8.5% of the net service revenue, which is mainly due to the increase in peer-to-peer SMS usage as a consequence of new activations offering data advantages.

OPERATING COSTS - TELEMIG
	According to Corporate Law
						Accum
R$ million	4 Q 08	3 Q 08	Δ%	4 Q 07	Δ%	2008	2007	Δ%
Personnel	(29.8)	(32.7)	-8.9%	(39.3)	-24.2%	(134.4)	(138.4)	-2.9%
Cost of services rendered	(130.5)	(126.1)	3.5%	(110.8)	17.8%	(497.6)	(406.1)	22.5%
Leased lines	(14.3)	(13.5)	5.9%	(11.7)	22.2%	(52.2)	(48.4)	7.9%
Interconnection	(75.4)	(69.5)	8.5%	(56.6)	33.2%	(273.6)	(209.8)	30.4%
Rent/Insurance/Condominium fees	(12.2)	(10.7)	14.0%	(9.9)	23.2%	(43.0)	(34.2)	25.7%
Fistel and other taxes and contributions	(18.6)	(16.3)	14.1%	(18.4)	1.1%	(67.3)	(55.6)	21.0%
Third-party services	(13.7)	(13.0)	5.4%	(13.5)	1.5%	(53.8)	(50.6)	6.3%
Others	3.7	(3.1)	n.a.	(0.7)	n.a.	(7.7)	(7.5)	2.7%
Cost of goods sold	(77.7)	(64.1)	21.2%	(60.3)	28.9%	(218.1)	(139.6)	56.2%
Selling expenses	(58.4)	(63.1)	-7.4%	(73.3)	-20.3%	(262.1)	(227.6)	15.2%
Provision for bad debt	(4.0)	(4.3)	-7.0%	(6.2)	-35.5%	(27.1)	(24.8)	9.3%
Third-party services	(44.6)	(42.4)	5.2%	(47.6)	-6.3%	(179.5)	(130.4)	37.7%
Customer loyalty and donatios	(7.5)	(13.4)	-44.0%	(15.0)	-50.0%	(43.2)	(57.2)	-24.5%
Others	(2.3)	(3.0)	-23.3%	(4.5)	-48.9%	(12.3)	(15.2)	-19.1%
General & administrative expenses	(16.0)	(14.9)	7.4%	(17.7)	-9.6%	(78.2)	(69.4)	12.7%
Third-party services	(13.5)	(13.2)	2.3%	(13.9)	-2.9%	(68.9)	(60.4)	14.1%
Others	(2.5)	(1.7)	47.1%	(3.8)	-34.2%	(9.3)	(9.0)	3.3%
Other operating revenue (expenses)	(4.2)	2.6	n.a.	13.3	n.a.	280.6	54.5	414.9%
Operating revenue	8.4	9.8	-14.3%	10.9	-22.9%	307.9	49.9	517.0%
Operating expenses	(11.0)	(8.4)	31.0%	(4.7)	134.0%	(36.6)	(19.8)	84.8%
Other operating revenue (expenses)	(1.6)	1.2	n.a.	7.1	n.a.	9.3	24.4	-61.9%
Total costs before depreciation / amortization	(316.6)	(298.3)	6.1%	(288.1)	9.9%	(909.8)	(926.6)	-1.8%
Depreciation and amortization	(67.3)	(66.6)	1.1%	(62.5)	7.7%	(254.2)	(211.5)	20.2%
Total operating costs	(383.9)	(364.9)	5.2%	(350.6)	9.5%	(1,164.0)	(1,138.1)	2.3%

                                 OPERATING COSTS

Cost of service rendered increased by 17.8% over 4Q07.
  Cost of services rendered increased by 17.8% over 4Q07 due to higher interconnection cost related to both the growth of outgoing traffic and increase of expenses with leased lines, being positively impacted by the co-billing renegotiation. When compared to 3Q08, the growth of 3.5% is a result of the increase in interconnection expenses and Fistel Fee, which effects are associated to the customer base expansion.

  The cost of goods sold registered an increase of 28.9% and of 21.2%, respectively, in relation to 4Q07 and 3Q08. This increase was due to the commercial activity in the period and to the beginning of the foreign exchange appreciation.

  In the 4Q08, selling expenses decreased by 20.3% over the 4Q07 due to a decrease in expenses in all components, especially customer loyalty and donation, in addition to a decrease in allowance for doubtful accounts. When compared to 3Q08, it recorded a reduction of 7.4% due to the decrease in the expenses with customer loyalty.

  Allowance for doubtful accounts recorded a reduction in 4Q08 of 35.5% over 4Q07 and of 7.0% in relation to 3Q08. The amount of R$ 4.0 million represents 0.6% of the total gross revenue. The collection actions and the strict control over credit granting have kept this account under strict control.

Reduction of 9.6% in G&A expenses in relation to 4Q07
  General and administrative expenses decreased by 9.6% when compared to the 4Q07 due, mainly, to the reduction in consulting and other expenses with technical administrative services. When compared to 3Q08, G&A expenses  recorded an increase of 7.4% due to the growth in expenses with third-party services and others.

  Other Operating Revenues/Expenses recorded an expense of R$ 4.2 million, reverting the result recorded in 3Q08 and 4Q07, mainly due to the increase in the provision for contingencies, in addition to reduction in the revenue from fines. In the year-to-date, the reversal of ICMS tax calculated for 1Q08 resulted in an operating revenue of R$ 281.0 million.

                                 EBITDA

Increase of 4.8 p.p. in the EBITDA margin in relation to 4Q07.
  EBITDA(earnings before interest, taxes, depreciation and amortization) in 4Q08 was R$ 119.3 million, an increase of 42.0% in relation to 4Q07, resulting in an EBITDA Margin of 27.4%. This growth resulted from the increase in the net revenue and cost control. When compared to the 3Q08, the increase was of 10.2%.

DEPRECIATION AND AMORTIZATION

  Depreciation and amortization increased by 7.7% and by 1.1% in relation to 4Q07 and 3Q08, respectively, as a consequence of investments made in the period. In the year-to-date 2008, the increase of 20.2% was a result of the deferred assets amortization and the start of depreciation of sites activated for the Minas Comunica Project.

FINANCIAL REVENUES (EXPENSES) - TELEMIG
	According to Corporate Law
						Accum
R$ million	4 Q 08	3 Q 08	Δ%	4 Q 07	Δ%	2008	2007	Δ%
Financial Revenues	29.3	34.1	-14.1%	18.1	61.9%	118.7	74.7	58.9%
Other financial revenues	34.5	34.1	1.2%	22.9	50.7%	123.9	79.5	55.8%
Financial Expenses	(12.6)	(14.6)	-13.7%	(8.1)	55.6%	(47.6)	(40.7)	17.0%
Other financial expenses	(7.0)	(6.9)	1.4%	(7.0)	0.0%	(27.1)	(26.7)	1.5%
Gains (Losses) with derivatives transactions	(5.6)	(7.7)	-27.3%	(1.1)	409.1%	(20.5)	(14.0)	46.4%
Exchange rate variation / Monetary variation	(1.4)	(1.7)	-17.6%	0.1	n.a.	(6.9)	2.5	n.a.
Net Financial Income	15.3	17.8	-14.0%	10.1	51.5%	64.2	36.5	75.9%

Increase of 75.9% in net financial revenues of 2008 over 2007

In the comparison with 4Q07, the net financial revenue increased by R$ 5.2 million. This is due to higher cash invested and a higher effective CDI in the period (3.32% in 4Q08 and 2.58% in 4Q07).

The net financial revenue of the Company in 2008 increased by R$ 27.7 million when compared to 2007 due to higher availability of funds invested and higher effective interest rates in 2008 (12.37% in 2008 and 11.77% in 2007).

LOANS AND FINANCING - TELEMIG
	CURRENCY

Lenders (R$ million)	R$	US$	Total

Debentures	56.9	-	56.9
Notes	-	195.3	195.3
		-	-
Adjust "Lei 11.638/07"	-	-	-
Total	56.9	195.3	252.2
Exchange rate used		2.337000

Payment Schedule - Long Term

2009	-	195.3	195.3
as from 2009	56.9	-	56.9
Total	56.9	195.3	252.2

NET DEBT - TELEMIG
	Consolidated		Combined
	Dec 31.08	Sep 30.08	Dec 31.07
Short Term	195.3	156.1	5.9
Long Term	56.9	24.6	147.9
Total debt	252.2	180.7	153.8
Cash and cash equivalents	(952.7)	(968.3)	(730.6)
Derivatives	67.3	95.5	92.0
Net Debt	(633.2)	(692.2)	(484.7)

Consistent net cash growth.
  On December 31, 2008, Telemig’s total debt for loans and financing was R$ 252.2 million, 77% of which denominated in foreign currency. This debt was offset by cash and cash investments totaling R$ 952.7 million and by derivative assets and liabilities totaling R$ 67.3 million payable, resulting in net cash of R$ 633.2 million.
  An increase of R$ 148.5 million was recorded in the net cash in 4Q08 over 4Q07, due to the operating cash generation.
  The composition of this debt was changed. In 4Q07, 96% of the debt was at long-term; in 4Q08, 23%. This change in the debt composition is due to the maturity of Notes in January 2009.

Net profit of R$ 259.3 million in the year-to-date	Net Profit was R$ 41.8 million in the quarter, 123.5% higher than in the same period of last year. Operating profit (EBIT) also increased in relation to 4Q07, by 141.9%, recording R$ 52.0 million.

Shareholding Structure and Capital Stock Composition

Summarized ShareholdingStructure

CAPITAL STOCK OF TELEMIG CELULAR PARTICIPAÇÕES S.A. on Dec 31, 2008
Shareholders	Common Shares		Preferred Shares		TOTAL
VIVO PARTICIPAÇÕES S.A.	13,061,279	97.0%	8,659,798	37.0%	21,721,077	58.9%
Controlling Shareholder Group	13,061,279	97.0%	8,659,798	37.0%	21,721,077	58.9%
Others shareholders	404,780	3.0%	14,751,504	63.0%	15,156,284	41.1%
TOTAL	13,466,059	100.0%	23,411,302	100.0%	36,877,361	100.0%

Dividends and Interest on Own Capital.
  On December 17, 2008, the Board of Directors of the Company, approved the crediting of interest on own capital, pursuant to article 9 of Law 9.249/95 and Resolution n.º 207/96 of the Brazilian Securities and Exchange Commission, in the total amount of R$ 13,606,874.00 (R$ 0.368976348388 per common and preferred share), with deduction of 15% withholding income tax, resulting in total net interest of R$ 11,565,842.90 (R$ 0.313629896130 per common and preferred share, except for shareholders proven to be tax-immune or exempted).

  The corresponding credit shall be posted to the accounting records of the Company based on the shareholding position as of December 30, 2008, that is, the shares are ex-interest as from January 02, 2009

  The amount of the interest on own capital, net of the applicable withholding income tax, shall be deducted from the amount of the mandatory dividend and of the statutory dividend of the common and preferred shares, for fiscal year 2008, for all effects provided for in the corporate law.

   The Management has further proposed the payment of dividends in the amount of R$ 234,381,831.92 (R$ 6.355710537964 per common and preferred share), resulting in a total net amount of Interest on Own Capital plus Dividends of R$ 6.669340434094 per common and preferred share, which shall be confirmed at the General Shareholders Meeting to be held in 2009.

CONSOLIDATED INCOME STATEMENTS - TELEMIG
	According to Corporate Law
						Accum
R$ million	4 Q 08	3 Q 08	Δ%	4 Q 07	Δ%	2008	2007	Δ%
Gross Revenues	633.1	632.4	0.1%	535.0	18.3%	2,333.0	1,932.0	20.8%
Gross service revenues	576.2	583.0	-1.2%	486.9	18.3%	2,160.2	1,814.5	19.1%
Deductions – Taxes and others	(189.2)	(220.0)	-14.0%	(156.4)	21.0%	(749.9)	(554.1)	35.3%
Gross handset revenues	56.9	49.4	15.2%	48.1	18.3%	172.8	117.5	47.1%
Deductions – Taxes and others	(8.0)	(5.8)	37.9%	(6.5)	23.1%	(22.1)	(16.9)	30.8%

Net Revenues	435.9	406.6	7.2%	372.1	17.1%	1,561.0	1,361.0	14.7%
Net service revenues	387.0	363.0	6.6%	330.5	17.1%	1,410.3	1,260.4	11.9%
Access and Usage	173.8	152.6	13.9%	145.8	19.2%	612.9	558.3	9.8%
Network usage	172.0	170.1	1.1%	153.7	11.9%	650.0	593.9	9.4%
Data revenue plus VAS	33.0	32.3	2.2%	28.6	15.4%	124.0	98.8	25.5%
Other services	8.2	8.0	2.5%	2.4	241.7%	23.4	9.4	148.9%
Net handset revenues	48.9	43.6	12.2%	41.6	17.5%	150.7	100.6	49.8%

Operating Costs	(316.6)	(298.3)	6.1%	(288.1)	9.9%	(909.8)	(926.6)	-1.8%
Personnel	(29.8)	(32.7)	-8.9%	(39.3)	-24.2%	(134.4)	(138.4)	-2.9%
Cost of services rendered	(130.5)	(126.1)	3.5%	(110.8)	17.8%	(497.6)	(406.1)	22.5%
Leased lines	(14.3)	(13.5)	5.9%	(11.7)	22.2%	(52.2)	(48.4)	7.9%
Interconnection	(75.4)	(69.5)	8.5%	(56.6)	33.2%	(273.6)	(209.8)	30.4%
Rent/Insurance/Condominium fees	(12.2)	(10.7)	14.0%	(9.9)	23.2%	(43.0)	(34.2)	25.7%
Fistel and other taxes and contributions	(18.6)	(16.3)	14.1%	(18.4)	1.1%	(67.3)	(55.6)	21.0%
Third-party services	(13.7)	(13.0)	5.4%	(13.5)	1.5%	(53.8)	(50.6)	6.3%
Others	3.7	(3.1)	n.a.	(0.7)	n.a.	(7.7)	(7.5)	2.7%
Cost of handsets	(77.7)	(64.1)	21.2%	(60.3)	28.9%	(218.1)	(139.6)	56.2%
Selling expenses	(58.4)	(63.1)	-7.4%	(73.3)	-20.3%	(262.1)	(227.6)	15.2%
Provision for bad debt	(4.0)	(4.3)	-7.0%	(6.2)	-35.5%	(27.1)	(24.8)	9.3%
Third-party services	(44.6)	(42.4)	5.2%	(47.6)	-6.3%	(179.5)	(130.4)	37.7%
Costumer loyalty and donations	(7.5)	(13.4)	-44.0%	(15.0)	-50.0%	(43.2)	(57.2)	-24.5%
Others	(2.3)	(3.0)	-23.3%	(4.5)	-48.9%	(12.3)	(15.2)	-19.1%
General & administrative expenses	(16.0)	(14.9)	7.4%	(17.7)	-9.6%	(78.2)	(69.4)	12.7%
Third-party services	(13.5)	(13.2)	2.3%	(13.9)	-2.9%	(68.9)	(60.4)	14.1%
Others	(2.5)	(1.7)	47.1%	(3.8)	-34.2%	(9.3)	(9.0)	3.3%
Other operating revenue (expenses)	(4.2)	2.6	n.a.	13.3	n.a.	280.6	54.5	414.9%
Operating revenue	8.4	9.8	-14.3%	10.9	-22.9%	307.9	49.9	517.0%
Operating expenses	(11.0)	(8.4)	31.0%	(4.7)	134.0%	(36.6)	(19.8)	84.8%
Other operating revenue (expenses)	(1.6)	1.2	n.a.	7.1	n.a.	9.3	24.4	-61.9%

EBITDA	119.3	108.3	10.2%	84.0	42.0%	651.2	434.4	49.9%
Margin %	27.4%	26.6%	0.8 p.p.	22.6%	4.8 p.p.	41.7%	31.9%	9.8 p.p.

Depreciation and Amortization	(67.3)	(66.6)	1.1%	(62.5)	7.7%	(254.2)	(211.5)	20.2%

EBIT	52.0	41.7	24.7%	21.5	141.9%	397.0	222.9	78.1%

Net Financial Income	15.3	17.8	-14.0%	10.1	51.5%	64.2	36.5	75.9%
Financial Revenues	29.3	34.1	-14.1%	18.1	61.9%	118.7	74.7	58.9%
Other financial revenues	34.5	34.1	1.2%	22.9	50.7%	123.9	79.5	55.8%
(-) Pis/Cofins taxes on financial revenues	(5.2)	0.0	n.a.	(4.8)	8.3%	(5.2)	(4.8)	8.3%
Financial Expenses	(12.6)	(14.6)	-13.7%	(8.1)	55.6%	(47.6)	(40.7)	17.0%
Other financial expenses	(7.0)	(6.9)	1.4%	(7.0)	0.0%	(27.1)	(26.7)	1.5%
Gains (Losses) with derivatives transactions	(5.6)	(7.7)	-27.3%	(1.1)	409.1%	(20.5)	(14.0)	46.4%
Exchange rate variation / Monetary variation	(1.4)	(1.7)	-17.6%	0.1	n.a.	(6.9)	2.5	n.a.
Taxes	(15.1)	(21.4)	-29.4%	(6.1)	147.5%	(151.7)	(81.4)	86.4%
Changes in shareholders´ Equity that do not affect income	0.0	0.0	n.a.	0.0	n.a.	0.0	1.0	n.a.
Minority Interest	(10.4)	(5.1)	103.9%	(6.8)	52.9%	(50.2)	(29.9)	67.9%

Net Income	41.8	33.0	26.7%	18.7	123.5%	259.3	149.1	73.9%

CONSOLIDATED BALANCE SHEET - TELEMIG
R$ million
ASSETS	Dec 31. 08	Dec 31. 07	Δ%

Current Assets	1,761.5	1,310.8	34.4%
Cash and equivalents cash	948.7	730.6	29.9%
Temporary cash investments (collateral)	4.0	0.0	n.a.
Net accounts receivable	298.3	233.0	28.0%
Inventory	69.3	35.3	96.3%
Prepayment to Suppliers	0.2	0.4	-50.0%
Deferred and recoverable taxes	386.5	298.1	29.7%
Prepaid Expenses	30.6	6.8	350.0%
Other current assets	23.9	6.6	262.1%

Non- Current Assets	1,553.7	1,156.0	34.4%
Long Term Assets:
Deferred and recoverable taxes	612.4	282.3	116.9%
Prepaid Expenses	6.3	1.2	425.0%
Other long term assets	7.8	33.4	-76.6%
Plant, property and equipment	769.8	730.5	5.4%
Net intangible assets	157.4	108.6	44.9%

Total Assets	3,315.2	2,466.8	34.4%

LIABILITIES

Current Liabilities	1,237.0	781.5	58.3%
Personnel, tax and benefits	24.3	34.8	-30.2%
Suppliers and Consignment	394.1	384.0	2.6%
Taxes, fees and contributions	89.3	133.7	-33.2%
Loans and financing	195.3	5.9	3210.2%
Interest on own capital and dividends	300.0	59.4	405.1%
Contingencies provision	7.5	0.0	n.a.
Derivatives transactions	67.3	0.0	n.a.
Licence Concession	0.0	5.6	n.a.
Other current liabilities	159.2	158.1	0.7%

Non-Current Liabilities	104.9	286.4	-63.4%
Long Term Liabilities:
Taxes, fees and contributions	17.0	10.0	70.0%
Loans and financing	56.9	147.9	-61.5%
Contingencies provision	8.3	8.6	-3.5%
Derivatives transactions	0.0	92.0	n.a.
Licence Concession	0.0	24.7	n.a.
Other long term liabilities	22.7	3.2	609.4%

Minority interest	179.7	177.6	1.2%

Shareholder's Equity	1,793.6	1,221.3	46.9%

Total Liabilities and Shareholder's Equity	3,315.2	2,466.8	34.4%

Telemig Celular Participações S.A.
Investor Relations
Ernesto Gardelliano
Carlos Raimar Schoeninger
Janaína São Felicio

Rua Levindo Lopes, 258 – Funcionários – 30.140-170
Telephone: +55 31 7420-1172
E-mail: ir@vivo.com.br

More information available at
 http://www.vivo.com.b/ir

This press release contains forward-looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements.  Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

CAPEX – Capital Expenditure.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities –
asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
TSI – Telecommunication Service Index
EBITDA Margin = EBITDA / Net Operating Revenue.
Allowance for doubtful accounts = A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services
1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x
technology which, pursuant to the ITU (International Telecommunication
Union). and in accordance with the IMT-2000 rules is considered 3G
(third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface
technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocolis an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile communication) – used to transmit voice and data, built in co-mute system that divides the periods of each one of the transmission channels.

Operating indicators:
Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period
/ ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) /
monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers +
estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses +
costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the
Fixed Telephone Operator pays for a call from a Fixed Phone to a
Mobile Phone (interconnection fee).
Partial Bill & Keep – a concept under which, for calls between mobile operators in the same registration area (local), one operator is obliged to pay the other the interconnection charge (VUM) only if traffic exceeded 55% of the total in either direction, impacting revenues and interconnection costs. Discontinued in July 2006..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.